Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 19, 2011

iPath Exchange Traded Notes

iPath® Inverse S&P 500 VIX Short-Term Futures™ ETN (II)

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or through early redemption[1], based on the performance of the index less investor fees. The iPath® Inverse S&P 500 VIX Short-Term Futures™ ETN (II) is designed to provide investors with cost effective inverse exposure to the S&P 500 VIX Short-Term Futures™ Index Excess Return.

The ETN does not pay any interest during its term and does not guarantee any return of principal at maturity or upon redemption[1]. In addition, the ETN will be automatically redeemed if an automatic termination event occurs and the issuer may redeem the ETNs at its sole discretion on any trading day prior to maturity[2].

NOTE DETAILS

Ticker	IVOP
Intraday indicative value ticker	IVOP.IV
Participation ticker*	IVOP.PTNV
Bloomberg index ticker	SPVXSP
CUSIP	06741K486
Primary exchange	NYSE Arca
Yearly fee	0.89%
Automatic termination trigger	$10.00 per ETN
Inception date	09/16/11
Maturity date	09/20/21
Index	S&P 500 VIX Short-Term Futures™ Index ER

* The "participation" is intended to approximate the ratio of the value of the notional exposure per ETN to the performance of the underlying Index relative to the value of each ETN, as is described in detail in the prospectus.

The participation value will be published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the ETNs, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the ETNs.

** The Investor fee is calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value on the immediately preceding calendar day times the daily index factor on that day (or, if such day is not an index business day, one) divided by 365.

ISSUER DETAILS

Barclays Bank PLC long-term, unsecured obligations*	
S&P rating	AA-
Moody's rating	Aa1

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

DOLLAR WEIGHTS



CBOE VIX Future SEP 11	55.33%
CBOE VIX Future OCT 11	44.67%

Weights of the underlying futures contracts in the Index expressed as a percentage of the total absolute dollar exposure of the portfolio.

Source: S&P as of 08/31/2011.

INDEX CORRELATIONS

S&P 500 VIX Short-Term Futures™ Index ER	1.00
S&P 500 VIX Mid-Term Futures™ Index TR	0.95
S&P 500 Index	-0.89
CBOE SPX Volatility Index	0.96

Source: S&P, Bloomberg, BlackRock, CBOE (08/10-08/11), based on weekly returns.

[1] Investors may redeem at least 50,000 units of the iPath® Inverse S&P 500 VIX Short-Term Futures™ ETN (II) on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus. A redemption charge of 0.05% times the daily redemption value will apply. The redemption charge is a one-time change imposed upon early redemption and is intended to allow the issuer to recoup brokerage and other transaction costs in connection with early redemption.

[2] Barclays Bank PLC will automatically redeem the ETN (in whole only, but not in part) if, on any valuation date prior to or on the final valuation date, the intraday indicative note value per ETN is less than or equal to $10.00. Before investing in the ETN, investors should read in full the pricing supplement for the ETNs, available through visiting www.iPathETN.com

® VIX TM TM

iPath Inverse S&P January 5002021 Short-Term S&P 500 VIX Futures Short-Term ETNFutures (II) ETN

Index Description: The S&P 500 VIX Short-Term Futures™ Index ER (the “Index”) is designed to reflect the returns that are potentially available through an unleveraged investment in short-term futures contracts on the CBOE Volatility Index®. Specifically, the Index offers exposure to a daily rolling long position in the first and second month VIX Index futures contracts and reflects the implied volatility of the S&P 500® Index, which provides an indication of the pattern of stock price movement in the US equities market, at various points along the volatility forward curve. The Index rolls its exposure to the underlying futures contracts continuously throughout each month, targeting a constant weighted average maturity for the underlying futures contracts of one month.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 6/30/11) 8/31/11 3-MONTH RETURN % 6-MONTH RETURN % 1-YEAR RETURN % STANDARD DEVIATION

% ANNUALIZED*

S&P 500 VIX Short-Term Futures™ Index TR ER -28. 83.85 62 29. -43. 79 78 -55. 83 15 00 85. 34. 53 S&P 500 VIX Mid-Term Futures™ Index TR 26. -7 98 29 12. -23. 70 42 -31. 48 36 31 38. 23. 01 08 S&P 500 Index -8. 0 90 10 -7. 6.23 02 30. 18.69 50 13. 13. 85 76 CBOE SPX Volatility Index 104. -6.88 66 72. -6.93 32 -52 21.17 38 71. 49. 72 80

* Based on monthly returns for 08/10—08/11.

Source: S&P, Bloomberg, CBOE, BlackRock.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. ForFor For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. value at the time of the automatic termination event. Following the calculation of the automatic See the relevant prospectus for more information regarding the risks associated redemption value, you will not benefit from any subsequent decrease in the index. The payment you receive following an automatic termination event will most likely be significantly less than the principal with Barclays Bank PLC's right to redeem the Securities. For a description of the amount of the Securities and may equal $0. If current levels of market volatility persist, it is highly likely main risks see “Risk Factors” in the applicable prospectus. that an automatic termination event will occur. The “participation” value for the Securities, as Barclays Bank PLC has filed a registration statement (including a prospectus) with described in the applicable pricing supplement, is published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the Securities, or as a basis for an the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed offer or solicitation for the purchase, sale, redemption or termination of the Securities. with the SEC for more complete information about the issuer and this offering. An investment in iPath ETNs linked to the inverse performance of the S&P 500 VIX Short-Term You may get these documents for free by visiting www.iPathETN .com or EDGAR Futures™ Index ER is subject to risks associated with fluctuations, particularly an increase, in the value of the index. The market value of the Securities may be influenced by many unpredictable factors. The on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange index is designed to reflect the returns that are potentially available through an unleveraged investment for Barclays Capital Inc. to send you the prospectus if you request it by calling ® in short-term VIX futures, which reflect the implied volatility of the S&P 500 Index and the Securities toll-free 1-877-764-7284, or you may request a copy from any other dealer are not linked to the options used to calculate the index, to the actual volatility of the S&P 500® Index participating in the offering. or the equity securities included in the S&P 500® Index, nor will the return on the Securities be a participation in the actual volatility of the S&P 500® Index. Changing prices of the futures contracts BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs. included in the index may result in a reduced amount payable at maturity or upon redemption. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured Additionally, the Securities will be automatically redeemed if, on any valuation date prior to or on the debt. The Securities are riskier than ordinary unsecured debt securities and have no principal final valuation date, the intraday indicative note value of the Securities is less than or equal to 50.00% protection. Risks of investing in the Securities include limited portfolio diversification, trade price of the principal amount per Security. An automatic redemption may occur as a result of a precipitous fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to increase in volatility in the U.S. equity markets and is highly likely to occur if the historical frequency of direct investment in index or index components. The investor fee will reduce the amount of your return precipitous increases in volatility in the U.S. equity markets persist. at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in “Standard & Poor’s® ”, “S&P® ”, “S&P 500® ”, “Standard & Poor’s 500™ ”, “S&P 500 VIX Short-Term FuturesTM ” and “S&P 500 VIX Mid-Term FuturesTM ” are trademarks of Standard & Poor's Financial iPath ETNs may not be suitable for all investors. Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. “VIX” is a registered The Securities may be sold throughout the day on the exchange through any brokerage account. There trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for are restrictions on the minimum number of Securities you may redeem directly with the issuer as use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P specified in the applicable prospectus. Commissions may apply and there are tax consequences in the and CBOE make no representation, condition or warranty, express or implied, to the owners of the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in Securities or any member of the public regarding the advisability of investing in securities generally or in significant losses. the Securities or in the ability of either index to track market performance.

For an investment in Securities linked to the inverse performance of the S&P 500 VIX Short-Term ©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered I0811—Futures™ Index ER, an increase in the level of the index will have a negative effect on the repayment trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the IVOP amount upon maturity or redemption, whereas a decrease in the level of the index will have a positive property, and used with the permission, of their respective owners. iP-0418-0811 iP—effect on the repayment amount. You may receive less than your original investment in the Securities at maturity or upon redemption. If the level of the index increases sufficiently to trigger an automatic Not FDIC Insured • No Bank Guarantee • May Lose Value termination event, the Securities will be automatically deemed at the automatic redemption value, which is calculated after the close of business on the automatic termination date; therefore, the payment you receive on the automatic redemption date may be less than the intraday indicative note

FIND YOUR iPATH 1-877-764-7284 www.iPathETN.com